JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

December 15, 2025

Ms. Jaea Hahn

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ETF Opportunities Trust (File Nos. 333-234544 and 811-23439)

Dear Ms. Hahn:

This letter provides the response of ETF Opportunities Trust (the “Trust” or the “Registrant”) to the additional comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided to Practus, LLP, on a call on November 25, 2025. The comments relate to Post-Effective Amendment (“PEA”) No. 359 to the registration statement of the Trust, which was filed on August 27, 2025, under Rule 485(b) of the Securities Act of 1933, as amended (the “1933 Act”). PEA 359 was filed to register shares of eight new series of the Trust, the Tuttle Capital MicroStrategy Income Blast ETF, Tuttle Capital NVIDIA Income Blast ETF, Tuttle Capital Coinbase Income Blast ETF, Tuttle Capital Tesla Income Blast ETF, Tuttle Capital Palantir Income Blast ETF, Tuttle Capital HOOD Income Blast ETF, Tuttle Capital Magnificent 7 Income Blast ETF, and Tuttle Capital Meme Stock Income Blast ETF (each a “Fund” and collectively, the “Funds”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the PEA.

General Comments

•	Please file this comment response letter on EDGAR.
•	Please also apply any new or revised disclosure in one section to similar disclosure in other sections throughout the registration statement. Identify and explain any variations in the disclosures.
•	The Registrant is responsible for the adequacy and accuracy of the disclosures in the filing and Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.
•	Prior to the effectiveness of the subsequent amendment, please complete any missing or bracketed information contained in PEA 359.

Response: The Trust acknowledges the points made above in the “General Comments.”

Fund Summary – Tuttle Capital MicroStrategy Income Blast ETF

1.	Comment: The name of the Reference Asset has changed. Please advise if the Fund name will be changed as well, or please explain how this would not be confusing or misleading to an investor.

Response: The Trust will change the name of the Fund to the Tuttle Capital MSTR Income Blast ETF

2.	Comment: Supplementally provide the Staff with completed expense examples for all series.

Name of Fund	1 Year	3 Years
Tuttle Capital MSTR Income Blast ETF	$101	$315

Principal Investment Strategies

3.	Comment: The Staff notes the last sentence of the fourth paragraph states, “The combination of the long call options and sold put options provides the Fund with investment exposure equal to approximately 100% of Strategy for the duration of the applicable options exposure.” Reconcile this statement with the investment strategy which states that the primary objective is to seek current income and the secondary objective is to seek exposure to the share price of the common stock of Strategy subject to a limit on potential investment gains.

Response: The Trust has revised the disclosure to remove this statement to address the Staff’s comment.

4.	Comment: Supplementally please confirm that FLEX options are available for each series that intends to use them.

Response: The Adviser has confirmed that FLEX options are available for each Fund that intends to use them.

5.	Comment: The Staff notes in the seventh paragraph of the Principal Investment Strategies the third sentence states “maximum profit realized.” Please clarify that the result described is the Fund collecting or keeping the option premium. Maximum profit is unclear and potentially misleading. Clarify what maximum profit really means.

Response: The Trust has made the following change to the referenced disclosure to clarify what maximum profit is referring to.
This results in a net credit to the Fund at initiation, with the maximum profit realized if the underlying security's price remains above the higher strike price at expiration, allowing both options to expire worthless and the Fund being able to keep all of the premiums received.

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Ms. Jaea Hahn
U.S. Securities and Exchange Commission
December 15, 2025
6.	Comment: Supplementally explain if the Fund will generate income other than the put strategy. For example, through treasuries or money markets as suggested in the tenth paragraph.

Response: The Fund will not generate income other than through the put strategy.

7.	Comment: The Staff notes the Fund intends to make weekly distributions. If this includes a return of capital, please clearly so state and add applicable risk disclosure.

Response: The Fund does not anticipate that the weekly distributions will include a return of capital.

8.	Comment: The Staff notes that “Puts” has a capitalized “P in the second sentence of the tenth paragraph. Puts is not a defined term.

Response: The Trust has revised the disclosure to address the Staff’s comment.

9.	Comment: The Staff notes the information about Strategy in the fifth sentence of the eleventh paragraph is as of June 30, 2025. Please update the information to a more recent date.

Response: The Trust has revised the disclosure to address the Staff’s comment.

10.	Comment: In the eleventh paragraph, Strategy’s ticker is used but MSTR is not defined anywhere. Strategy or Reference Asset is used elsewhere, please revise the disclosure.

Response: The Trust has revised the disclosure to address the Staff’s comment.

11.	Comment: Please explain the relevance of the section Description of Bitcoin, the Bitcoin Blockchain, relationship of Bitcoin to the Bitcoin Blockchain, or consider adding a heading for Information about Strategy that would include the 2 prior paragraphs of disclosure for Strategy. Consider adding a heading for Information about Strategy and including Description of Bitcoin, the Bitcoin Blockchain, relationship of Bitcoin to the Bitcoin Blockchain as a subheading.

Response: The Trust has revised the disclosure to address the Staff’s comment.

Principal Risks

Risk of Highly Volatile Markets

12.	Comment: Will the Fund use “volatility-linked exchange-traded products?” If not, please delete the referenced disclosure.

Response: The Trust has deleted references to “volatility-linked exchange traded products.”

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Ms. Jaea Hahn
U.S. Securities and Exchange Commission
December 15, 2025
13.	Comment: Because direct investment in Strategy is a principal strategy of the Fund, please disclose the capitalization of the company and add corresponding risk disclosure.

Response: The Trust has revised the disclosure to address the Staff’s comment.

Strategy Investing Risk

14.	Comment: Please review the risk disclosure regarding Strategy to reflect the current business focus of the issuer that Strategy is holding itself out as a bitcoin treasury company and tailor the risk accordingly.

Response: The Trust has revised the disclosure to address the Staff’s comment.

Cryptocurrency Risk

15.	Comment: The Staff requests that the risk be tailored for the Fund. The risk discusses Strategy’s reliance on sales of its products to cryptocurrency miners. Does Strategy sell anything? Does it apply?

Response: The Trust has revised the disclosure to address the Staff’s comment.

16.	Comment: The risk states that the Fund may have exposure to cryptocurrencies, please change “may” to “will” have exposure to cryptocurrency.

Response: The Trust has revised the disclosure to address the Staff’s comment.

Bitcoin Risk

17.	Comment: The Staff notes that, if applicable, the Fund may also invest directly in Strategy. Revise the disclosure accordingly that it will invest in Strategy and options contracts, if that is correct.

Response: The Trust has deleted the disclosure regarding investing directly in the Reference Asset.

18.	Comment: Please supplementally identify the appropriate broad based securities market index against which the fund will measure its performance.

Response: The Fund currently anticipates using the S&P 500 Index as its broad-based securities market index.

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Ms. Jaea Hahn
U.S. Securities and Exchange Commission
December 15, 2025

Fund Summary – Tuttle Capital NVIDIA Income Blast ETF

Principal Investment Strategies

19.	Comment: Carry over applicable comments from the previous series to the Tuttle Capital NVIDIA Income Blast ETF

Response: The Trust has carried over applicable comments from the comments on the Tuttle Capital MSTR Income Blast ETF.
20.	Comment: The Staff notes in the eleventh and twelfth paragraphs the references to NVDA, Nvidia’s ticker which is not a defined term. Please revise the disclosure to use Reference Asset of NVIDIA.

Response: The Trust has revised the disclosure to address the Staff’s comment.

Cryptocurrency Risk

21.	Comment: The Staff requests that the risk be tailored for the Fund. The risk discusses NVIDIA’s reliance on sales of its products to cryptocurrency miners. Does it apply?

Response: The Trust has revised the disclosure to address the Staff’s comment.

Fund Summary – Tuttle Capital Coinbase Income Blast ETF

Principal Risks

Industry Concentration Risk

22.	Comment: The Staff notes the use of Coinbase’s ticker COIN in the Industry Concentration Risk and several other risks. COIN is not a defined term, please revise the disclosure.

Cryptocurrency Risk

23.	Comment: The Staff requests that the risk be tailored to the Reference Asset. The risk discusses Coinbase’s reliance on sales of its products to cryptocurrency miners. Does it apply? The risk also discusses buying bitcoin but that is not part of Coinbase’s business.

Response: The Trust has revised the disclosure to address the Staff’s comment.

Information Technology Sector Risk

24.	Comment: The Staff notes that the disclosure in the Principal Investment Strategies states that Coinbase is in the financial and capital markets sector. Please clarify why Information Technology Sector Risk is a principal risk of investing in the fund or Coinbase.

Response: The Trust has revised the disclosure to address the Staff’s comment.

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Ms. Jaea Hahn
U.S. Securities and Exchange Commission
December 15, 2025

Fund Summary – Tuttle Capital Tesla Income Blast ETF

25.	Comment: Carry over comments from the previous series to the Tuttle Capital Tesla Income Blast ETF and please note any use of the Tesla ticker TSLA which is not a defined term and revise the disclosure as needed.

Response: The Trust has revised the disclosure to address the Staff’s comment.

Consumer Discretionary Sector Risk

26.	Comment: Please revise the disclosure to clarify whether Tesla is subject to this risk. The Staff notes that the Principal Investment Strategies states that Tesla is assigned to the motor vehicles and passenger car bodies industry. Consider if the Consumer Discretionary Sector risk should be included.

Response: The Trust has revised the disclosure to address the Staff’s comment.

Fund Summary – Tuttle Capital Palantir Income Blast ETF

27.	Comment: Please note any use of the Palantir ticker PLTR which is not a defined term and revise the disclosure as needed.

Response: The Trust has revised the disclosure to address the Staff’s comment.

Fund Summary – Tuttle Capital Magnificent 7 Income Blast ETF

28.	Comment: The Staff notes the tickers used in The Magnificent 7 section are not defined terms. Please either remove or use the tickers as defined terms.

Response: The Trust has revised the disclosure to address the Staff’s comment.

Fund Summary – Tuttle Capital Meme Stock Income Blast ETF

Principal Investment Strategies

29.	Comment: Please clarify the definition of Meme Stock to state that a Meme Stock is a stock that gains popularity among retails investors through social media, and as a result trades at prices that are above their fundamental value. Please clarify how the determination is made and by whom.

Response: The Trust has revised the disclosure to state that the Adviser determines what is a Meme Stock. The Trust notes that the current disclosure already includes the following:
A Meme Stock is a stock that gains popularity among retail investors through social media. The popularity of Meme Stocks is generally based on internet memes shared among traders, on platforms such as Reddit's r/wallstreetbets. Investors in such stocks are often young and inexperienced investors. As a result of their popularity, Meme Stocks often trade at prices that are above their estimated value – as based on fundamental analysis – and are known for being extremely speculative and volatile

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Ms. Jaea Hahn
U.S. Securities and Exchange Commission
December 15, 2025
30.	Comment: The Staff requests that the reference in the first sentence “generally characterized as meme stocks” be deleted as a meme stock is whatever the adviser determined it to be.

Response: The Trust has deleted the word “generally” from the disclosure to address the Staff’s comment.
31.	Comment: The Staff notes in the third sentence of the third paragraph states that the “Fund may also hold shares of ETFs or exchange-traded products as deemed appropriate.” Please clarify how ETFs or ETPs could be considered meme stocks based on the definition provided.

Response: The Trust has revised the disclosure to address the Staff’s comment.
32.	Comment: The Staff notes the first sentence of the fourth paragraph states that the “Fund will seek to maintain a portfolio delta of approximate 100%...” Please revise “portfolio delta” in plain English.

Response: The Trust has deleted the disclosure to address the Staff’s comment.
33.	Comment: The Staff notes the second sentence of the fourth paragraph states that the Fund may allocate more than 25% of assets to a single sector.” Please revise this sentence the Staff’s view is that a Fund may not go in and out of concentration.

Response: The Trust has deleted the referenced disclosure. The Fund will not concentrate its investment in any one industry.

Principal Risk

34.	Comment: In the Associate Risks of Meme Stocks it states that “Meme Stocks are stocks whose trading volume increases not necessarily because of a company’s performance, but because of social media attention. Please consider whether this definition is more appropriate for the 80% test.

Response: The Trust has revised the disclosure to reflect that this is a risk of meme stocks, not that it is part of the Adviser’s considerations in determining which stocks are meme stocks.

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Ms. Jaea Hahn
U.S. Securities and Exchange Commission
December 15, 2025

SAI

Investment Limitations

35.	Comment: Please revise the concentration policy to reflect the structure of the single stock funds, the Magnificent 7 Fund, and the Meme Stock Fund, as appropriate. Please also clarify the use of the defined term “Underlying Fund” as it is not a defined term and none of the series invest in underlying funds.

Response: The Trust has revised the disclosure in response to the Staff’s comment.
36.	Comment: The Staff request that the Trust confirm the concentration policy for the Meme Stock ETF.

Response: The Trust has revised the disclosure in response to the Staff’s comment.
37.	Comment: Confirm the concentration policy for the Magnificent 7 Fund, it is possible that one may be concentrated in Technology.

Response: The Trust has revised the disclosure in response to the Staff’s comment. The Fund’s assets will be allocated equally among the Magnificent 7 companies such that the Fund will concentrate in the industries that the group of companies comprising the Magnificent 7 are concentrated on an equal-weighted basis.
Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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